ROPES & GRAY LLP
THREE EMBARCADERO CENTER
SAN FRANCISCO, CA 94111-4006
WWW.ROPESGRAY.COM

Jimena Acuña Smith
T +1 415 315 2306
jimena.smith@ropesgray.com

November 1, 2023

BY EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Kimberly Browning

Re:	Impax Funds Series Trust I (File Nos. 002-38679, 811-02064) (the “Registrant”)

Dear Ms. Browning:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on October 10, 2023 in connection with Post-Effective Amendment No. 103, filed with the Commission on August 25, 2023 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), regarding Impax Global Social Leaders Fund (the “Fund”). The Staff’s comments are summarized below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus.

GENERAL COMMENTS

1.	Comment. The Staff notes that there is missing or bracketed information in the registration statement. Please include all such information in the Registrant’s 485(b) filing.

Response. The Registrant confirms that all missing or bracketed information will be updated in the Registrant’s 485(b) filing.

2.	Comment. The Staff requests that, at least five business days prior to the date of effectiveness of the Registrant’s 485(b) filing, the following information be submitted via EDGAR correspondence: (i) annual fund operating expenses and (ii) expense example.

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Response. The Registrant notes that the requested information has been attached hereto as Appendix A.

3.	Comment. Whenever a comment is made in one location, it should be considered applicable to similar disclosure elsewhere in the registration statement.

Response. The Registrant acknowledges the comment.

PROSPECTUS

1.	Comment. Footnote 1 to the Annual Fund Operating Expenses table states as follows: “Other expenses are based on annualized estimated amounts for the first fiscal year” (emphasis added). Please explain why estimated amounts are annualized.

Response. In response to the Staff’s comment, the italicized term in Footnote 1 to the Annual Fund Operating Expenses table has been deleted and the word “full” inserted before “fiscal year.”

2.	Comment. Please confirm supplementally that the reimbursement arrangement referenced in footnote 3 to the Annual Fund Operating Expenses table, if memorialized in a written agreement separate from the prospectus, will be filed with the registration statement. In addition, if the Fund’s investment adviser has the ability to recoup expenses that have previously been reimbursed, please disclose the terms of such recoupment.

Response. The Registrant notes that the Fund’s reimbursement arrangement is not memorialized in a written agreement separate from the prospectus. The Registrant confirms that no reimbursed expenses may be recouped.

3.	Comment. The Fund’s principal investment strategy does not clearly define “social leaders.” With respect to the Fund’s name and in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”):

a.	Comment. Please revise the Fund’s investment policy to state that the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in companies that are “social leaders.”

Response. The requested change has been made, as follows:

“Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies that ~~whose products or services~~ the Fund’s Sub-Adviser has determined are ‘social leaders.’”

b.	Comment. Please define the term “social leaders” for purposes of the Fund’s 80% policy. Please also provide a source for this definition (e.g., proprietary data, third party data, etc.).

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Response. The Registrant has revised the third paragraph in the Principal Investment Strategies section to clarify the definition of “social leaders” and better describe how the Sub-Adviser’s proprietary research supports the investment process, as follows:

“Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies that the Fund’s Sub-Adviser has determined are ‘social leaders.’ To identify social leaders, the Fund’s Sub-Adviser identifies a universe of companies that it has determined (1) derive significant revenues (i.e., at least 20% of revenues) from “social markets,” meaning products or services that address societal challenges, including meeting basic needs, such as food, water, and shelter, or essential services, such as transportation and utilities; broadening economic participation by enabling access to education, jobs, financial services and/or digital services; or improving quality of life through accessible and affordable health care and wellness; and (2) also demonstrate positive behaviors through policies and programs that foster diverse, inclusive and equitable workplace cultures. From this universe, the Fund’s Sub-Adviser selects portfolio companies for the Fund that it determines to be social leaders on a company-by-company basis primarily through the use of fundamental financial analysis, which includes an analysis of ESG factors that the Fund’s Sub-Adviser has determined are financially material. The Fund is not constrained by any particular investment style, and may therefore invest in “growth” stocks, “value” stocks or a combination of both. Additionally, it may buy stocks in any sector or industry, and it is not limited to investing in securities of a specific market capitalization.

Please also see the response to Comment 7 below.

c.	Comment. Please disclose the criteria used to meet the Fund’s 80% policy.

Response. Please see the response to Comment 3(b) above.

d.	Comment. Please clarify what is meant by “underlying revenue” in the following disclosure: “This taxonomy defines the investable universe for this Fund by identifying businesses that derive at least 20% of their underlying revenue from products and/or services to improve quality of life, broaden economic participation, and meet basic needs” (emphasis added). Please also clarify whether this 20% test is a component of the “social leaders” definition.

Response. In response to the Staff’s comment, the italicized phrase has been replaced with “derive significant revenues (i.e., at least 20% of revenues) from social markets.” Please also see the response to Comment 3(b) above.

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4.	Comment. Please explain how environmental, social and governance (“ESG”) is defined and the specific ESG factors that the Fund focuses on.

Response. The Registrant believes that its current disclosure adequately describes the specific factors on which the Fund focuses.

5.	Comment. Please clarify the investment process used to determine whether a company is a “social leaders” company.” For example, please reconcile the following disclosures to clarify what is meant by a “sustainable investing” approach, “integrating [ESG] analysis and ratings” into portfolio construction and the “use of fundamental analysis, including ESG analysis:”

“The Global Social Leaders Fund follows a sustainable investing approach, investing in companies that the Sub-Adviser believes are well positioned to benefit from the transition to a more sustainable global economy, integrating environmental, social and governance (“ESG”) analysis and ratings into portfolio construction and managing the portfolio within certain risk parameters relative to the Fund’s benchmark universe of MSCI ACWI Index companies” (emphasis added).

“The Fund’s Sub-Adviser selects equity securities on a company-by-company basis primarily through the use of fundamental analysis, including ESG analysis” (emphasis added).

Response. Please see the response to Comment 3(b) above, the disclosure which immediately follows the first paragraph of the referenced disclosure in this comment.

6.	Comment. Please disclose (i) whether ESG criteria are applied to every investment or to only some investments made by the Fund, and (ii) whether ESG is the exclusive factor or one of several factors considered by the Fund.

Response. The ESG criteria are applied to each holding in the Fund’s portfolio, except to the extent the Fund “may invest in exchange traded funds (ETFs), credit default swaps on indices, swap contracts or other instruments for cash management or hedging purposes, or to gain temporary market exposures,” as disclosed in the Environmental, Social and Governance (ESG) Criteria section in Item 9. As noted in the response to Comment 3(b) above, the Sub-Adviser also considers fundamental factors in selecting investments for the Fund.

7.	Comment. If the Fund relies on a third-party ESG data, scoring or ratings service provider, please identify the third-party service provider or, if there are multiple providers, please identify the primary third-party service provider. Please also summarize the third-party service provider’s methodology and criteria used to generate sustainability data, scores or ratings.

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Response. The Fund’s Sub-Adviser makes its own assessment of whether a company is well positioned to benefit from the transition to a more sustainable economy based on data provided by the company itself or by third-party data providers. The Registrant has reviewed the Fund’s current disclosure and believes that it meets the requirements in Item 4(a) of Form N-1A. Accordingly, the Registrant declines to make the requested change.

8.	Comment. If the Fund does not rely on a third-party ESG data, scoring or ratings service provider, please briefly disclose how proprietary data sources used by the Fund’s sub-adviser are integrated into the Fund’s investment process to determine companies that are “social leaders.” Please also disclose any risks associated with the use of such proprietary data sources.

Response. Please see the response to Comment 7 above. Also, in response to the Staff’s comment, the Registrant has revised Management Risk in the Principal Risks section, as follows:

“Management Risk The Fund is actively managed. The investment techniques and decisions of the investment adviser and the Fund’s portfolio manager(s), including the investment adviser’s assessment of a company’s ESG profile when selecting investments for the Fund, may not produce the desired results and may adversely impact the Fund’s performance, including relative to other funds that do not consider ESG factors or come to different conclusions regarding such factors. Further, in evaluating a company, the Adviser is often dependent upon information and data obtained from the company itself or from third-party data providers that may be incomplete or inaccurate, which could cause the investment adviser or the Fund’s portfolio manager(s) to incorrectly assess a company’s ESG profile.”

9.	Comment. Please clarify what is meant by “managing the portfolio within certain risk parameters” in the following disclosure: “The Global Social Leaders Fund follows a sustainable investing approach, investing in companies that the Sub-Adviser believes are well positioned to benefit from the transition to a more sustainable global economy, integrating environmental, social and governance (“ESG”) analysis and ratings into portfolio construction and managing the portfolio within certain risk parameters relative to the Fund’s benchmark universe of MSCI ACWI Index companies” (emphasis added).

Response. The Registrant believes that the referenced disclosure will be sufficiently understood by a reasonable investor. In response to the Staff’s comment, however, the Registrant has revised the referenced disclosure to add the following parenthetical following the phrase “certain risk parameters:” “(e.g., sector and regional exposure).”

10.	Comment. The following disclosure suggests that the Fund’s Sub-Adviser determines whether a particular company addresses societal challenges: “Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in companies whose products or services the Fund’s Sub-Adviser has determined address societal challenges…” (emphasis added). In the Staff’s view, it is not sufficient to rely on the adviser’s or sub-adviser’s judgment in making such a determination. Please disclose the factors considered, and the criteria used, to determine what types of companies address societal challenges (e.g., a screen, factors used by a screen or an index).

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Response. The Registrant respectfully submits that the Sub-Adviser’s determination of whether a company is or is not a “social leader” is a partially subjective determination. As disclosed in Item 9, the companies in which the Fund may invest do not necessarily meet exemplary standards in all aspects of sustainability or ESG performance because no company is perfect – all company ESG profiles have strengths and weaknesses just as all investment decisions involve assessments of opportunities and risks. Accordingly, the Registrant believes that its investment process, as currently disclosed, adequately describes the criteria used to determine what companies are “social leaders,” and satisfies the requirements of Items 4 and 9 of Form N-1A.

11.	Comment. Given that the term “global” is used in the Fund’s name, please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. See Investment Co. Act Rel. No. 24828, at n. 42 (Jan. 17, 2001).

Response. In response to your comment, the Fund’s Principal Investment Strategies section has been revised, as follows:

“Under normal market conditions, the Fund will invest primarily in equity securities (such as common stocks, preferred stocks and securities convertible into common and preferred stocks) of companies located around the world, including at least 40% of its net assets in securities of ~~non-US issuers~~ companies organized or located outside the United States or doing a substantial amount of business outside the United States, including those located in emerging markets.”

12.	Comment. Given that the term “global” is used in the Fund’s name, please consider describing the Fund’s policy for how it will invest its assets in investments that are tied economically to a number of countries throughout the world in unfavorable market conditions. For example, instead of at least 40% of its net assets, will the Fund invest at least 30% of its net assets in securities of non-US issuers in unfavorable market conditions? If the Fund does not have such a policy, please note supplementally.

Response. The Registrant does not currently have such a policy.

13.	Comment. With respect to the following disclosure, please consider deleting the phrase “such as,” as this phrase suggests that the Fund has not summarized the totality of its principal investment strategies and associated investment instruments: “Under normal market conditions, the Fund will invest primarily in equity securities (such as common stocks, preferred stocks and securities convertible into common and preferred stocks) of companies located around the world…” (emphasis added).

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Response. The Registrant believes that the referenced phrase helps clarify the types of equity securities in which the Fund will invest. Accordingly, the Registrant respectfully declines to make the requested change.

14.	Comment. Please confirm supplementally that all principal investment strategies and principal risks of the Fund are summarized in Item 4, with more detailed disclosure in Item 9.

Response. The Registrant so confirms.

15.	Comment. In the Principal Investment Strategies section, there is a reference to convertible securities. Please confirm whether such securities include contingent convertible securities. If so, please consider what, if any, additional principal investment strategy and principal risk disclosure is appropriate.

Response. The Registrant confirms that investment in contingent convertible securities is not a principal investment strategy of the Fund.

16.	Comment. Please consider describing how the Fund determines whether a market is an “emerging market.”

Response. The Registrant believes that “emerging market” is a commonly used term that describes countries with less mature economies and less developed securities markets than more developed countries. The Registrant further notes that because the Fund is expressly not subject to any limitation on its ability to invest in developed or emerging markets, whether the Fund believes a particular market is or is not an emerging market is of no practical consequence. Accordingly, the Registrant respectfully declines to make the requested change.

17.	Comment. Please consider describing how the Fund determines whether an issuer is a “non-US issuer.”

Response. Please see the response to Comment 11 above.

18.	Comment. If the Fund’s non-U.S. holdings are focused on a single country or specific region, please identify any such country or region and disclose the risks specific to that country or region.

Response. The Registrant confirms that the Fund does not currently intend to focus on a single country or region.

19.	Comment. In Item 9, please consider providing additional information regarding any quantitative criteria used by the Fund’s sub-adviser as part of its investment process, including fundamental analysis.

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Response. The Registrant has reviewed the Fund’s current disclosure and believes that it adequately describes its investment process in accordance with the requirements of Item 9(b) of Form N-1A. Accordingly, the Registrant respectfully declines to make the requested change.

20.	Comment. The Staff notes that the Fund discloses small- and medium-sized capitalization risk as a principal risk. Please reconcile this principal risk disclosure with the following principal investment strategy disclosure: “Additionally, [the Fund] may buy stocks in any sector or industry, and it is not limited to investing in securities of a specific market capitalization” (emphasis added).

Response. The Registrant confirms that the Fund is currently not limited to investing in securities of a specific market capitalization. The Registrant believes that Small- and Medium-Sized Capitalization Company Risk is currently the only capitalization-based principal risk applicable to the Fund.

21.	Comment. If the Fund expects to invest significantly in any particular sector or industry, please add corresponding principal investment strategy and principal risk disclosure.

Response. The Registrant respectfully notes that the Fund currently discloses Focused Investment Risk as a principal risk of the Fund, which states, in part, that “[f]ocusing investments in a particular market or economic sector (which may include issuers in a number of different countries)…increases the risk of loss…” Accordingly, the Registrant believes that its current disclosure adequately describes the risks associated with the Fund’s investments in particular sectors and meets the requirements of Item 4(b)(1)(i) of Form N-1A.

22.	Comment. Please confirm that there are no additional principal investment strategies or principal risks associated with the remaining up to 20% of the Fund’s net assets.

Response. The Registrant confirms that all the Fund’s principal investment strategies and principal risks, including those arising in connection with investments not counted towards compliance with the Fund’s 80% test, are disclosed.

23.	Comment. Please confirm whether portfolio turnover is a principal investment strategy of the Fund and whether Turnover Risk is a principal risk of the Fund.

Response. The Registrant respectfully submits that portfolio turnover may be a result of the Fund’s principal investment strategies, but is not itself a principal investment strategy of the Fund.

24.	Comment. Please consider whether an ESG-specific risk factor is appropriate for this Fund.

Response. The Registrant respectfully submits that the Fund’s current disclosure, including Management Risk in the Principal Risks section, adequately describes the risks associated with the management of the Fund, including with respect to the sub-adviser’s consideration of ESG-related factors. Please also see the response to Comment 8 above for additional revisions to the Management Risk factor in response to the Staff’s comments. The Registrant further notes that Item 9 provides additional information, as follows:

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“Companies in which our Funds invest do not necessarily meet exemplary standards in all aspects of sustainability or ESG performance; and we recognize that no company is perfect when it comes to corporate responsibility or sustainability. Our judgments regarding a company’s ESG profile may differ from those made by others, including by third-party rating agencies. We do believe, however, that well-managed companies that maintain good relations with employees, consumers, communities and the natural environment, and that strive to improve in those areas, will be better positioned for the transition to a more sustainable global economy and in the long run will better serve investors as well” (emphasis added).

25.	Comment. Please consider whether a new fund or limited operating history principal risk is appropriate for this Fund.

Response. In response to the Staff’s comment, the following risk factor has been added:

“Lack of Operating History Risk The Fund does not have an operating history and may not achieve significant scale.”

26.	Comment. Please note supplementally the appropriate broad-based securities market index that the Fund expects to use.

Response. The Registrant notes supplementally that the Fund expects to use the MSCI All Countries World Index (“MSCI ACWI”) as its broad-based securities market index.

27.	Comment. In the About the Fund section, the disclosure states as follows: “The Fund has adopted a policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in the particular type of investment suggested by its name, and may count derivatives towards compliance with such policy.” In the Principal Investment Strategies section and the Principal Risks section, please identify the derivatives in which the Fund may invest and their related risks, respectively.

Response. The Registrant believes that investment in derivatives is not a principal investment strategy of the Fund and that the risks associated with investments in derivatives are not a principal risk of the Fund.

28.	Comment. The Staff notes that the principal investment strategies described in the Fund’s Item 9 disclosure appears to be largely duplicative of the principal investment strategies described in the Fund’s Item 4 disclosure. See Investment Management Guidance Update 2014-08. Please review the Fund’s disclosure and consider revising such that the Fund’s Item 4 disclosure is a summary of the Fund’s more detailed Item 9 disclosure.

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Response. The Registrant has considered the Staff’s suggestion and determined not to make any changes to the referenced disclosure at this time.

29.	Comment. The Staff notes that certain investment strategies and risks described in the Fund’s Item 9 disclosure are not summarized in the Fund’s Item 4 disclosure. For example, the following disclosure is not summarized in Item 4: “The Fund’s investment universe derives from a taxonomy, developed in-house to identify companies providing products or services that address long-term societal secular trends such as ageing populations, rising middle class in emerging markets, increased incidence of chronic disease, urbanization, and financial inclusivity. This taxonomy defines the investable universe for this Fund by identifying businesses that derive at least 20% of their underlying revenue from products and/or services to improve quality of life, broaden economic participation, and meet basic needs.” Please review the Fund’s Item 9 disclosure and revise the Fund’s Item 4 disclosure accordingly.

Response. The Registrant notes that the referenced disclosure in Item 9 has been revised to more closely track corresponding disclosure in Item 4, which has been revised in response to the Staff’s comments. Please see the response to Comment 3(b) above.

30.	Comment. In the Sustainable Investing – Taxonomies section in Item 9, the disclosure references other series of the Registrant. Please consider removing references to other series of the Registrant in the registration statement pertaining to the Fund.

Response. In response to the Staff’s comment, the Registrant has removed the referenced disclosure in the Taxonomies section in Item 9.

31.	Comment. With respect to the disclosure in the Sustainable Investing – Environmental, Social and Governance (ESG) Criteria section in Item 9, please clarify how such disclosure fits into the Fund’s principal investment strategy, including the criteria the Fund uses in determining what issuers it considers to have favorable or unfavorable ESG characteristics, consistent with its chosen ESG definition. To the extent the referenced disclosure is a component of the Fund’s principal investment strategy, please summarize such disclosure in Item 4.

Response. Please see the response to Comment 3(b) above. The Registrant believes that its current disclosure will be sufficiently understood by a reasonable investor and meets the requirements of Items 4 and 9 of Form N-1A.

32.	Comment. With respect to the disclosure in the Sustainable Investing – Environmental, Social and Governance (ESG) Criteria section in Item 9, please define overgeneralized, broad terminology with additional specificity.

Response. Please see the response to Comment 3(b) above.

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33.	Comment. In the Sustainable Investing – Environmental, Social and Governance (ESG) Criteria section in Item 9, the disclosure states as follows: “Under normal market conditions, and as a result of the Adviser’s focus on risks and opportunities accompanying the transition to a more sustainable economy, the Impax Funds are expected to avoid investing in issuers that the Adviser determines have significant involvement in the manufacture or sale of weapons or firearms, manufacture of tobacco products, or engage in business practices that the Adviser determines to be sub-standard from an ESG or sustainability perspective” (emphasis added). With respect to such disclosure:

a.	Comment. Please clarify what is meant by “are expected to avoid.” Please also clarify (i) whether this expectation applies to every investment or to only some investments made by the Fund, and (ii) whether this expectation is the exclusive factor or one of several factors considered by the Fund.

Response. The Registrant believes that the referenced disclosure will be sufficiently understood by a reasonable investor. Please also see the response to Comment 6 above.

b.	Comment. Please clarify what is meant by “significant involvement.” Please also provide a source for this definition (e.g., proprietary data, third party data, etc.).

Response. The Registrant believes that the referenced disclosure will be sufficiently understood by a reasonable investor. Please also see the response to Comment 7 above.

c.	Comment. Please clarify what is meant by “sub-standard from an ESG or sustainability perspective.” Please also provide a source for this definition (e.g., proprietary data, third party data, etc.).

Response. Please see the response to Comment 33(b) above.

34.	Comment. Please provide additional context for the reference to “benchmark indices” in the following disclosure in the Sustainable Investing – Environmental, Social and Governance (ESG) Criteria section in Item 9: “Overall, our objective is to construct investment portfolios with stronger sustainability and ESG profiles than their benchmark indices, so that our shareholders may benefit from what we believe will be the stronger risk-adjusted performance of these portfolios over the long term” (emphasis added).

Response. As noted in response to Comment 26 above, the Fund’s benchmark is the MSCI ACWI Index. The Registrant respectfully submits that the Fund’s current disclosure provides adequate context for the italicized terms.

35.	Comment. Please clarify how the following disclosure in the Sustainable Investing – Environmental, Social and Governance (ESG) Criteria section in Item 9 fits into the Fund’s principal investment strategy: “Companies in which our Funds invest do not necessarily meet exemplary standards in all aspects of sustainability or ESG performance; and we recognize that no company is perfect when it comes to corporate responsibility or sustainability. Our judgments regarding a company’s ESG profile may differ from those made by others, including by third-party rating agencies. We do believe, however, that well-managed companies that maintain good relations with employees, consumers, communities and the natural environment, and that strive to improve in those areas, will be better positioned for the transition to a more sustainable global economy and in the long run will better serve investors as well.”

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Response. Please see the response to Comments 6 and 31 above.

36.	Comment. In the Sustainable Investing – Environmental, Social and Governance (ESG) Criteria section in Item 9, the disclosure states as follows: “To the extent the Fund may invest in exchange traded funds (ETFs), credit default swaps on indices, swap contracts or other instruments for cash management or hedging purposes, or to gain temporary market exposures, such instruments will not have been evaluated under Impax’s sustainability or ESG criteria.” If the Fund expects to invest in derivatives as a principal investment strategy, please summarize the strategy and associated risks in Item 4. If the Fund does not expect to invest in derivatives as a principal investment strategy or at all, please consider relocating the disclosure to the Statement of Additional Information (“SAI”) or remove, as applicable.

Response. The Registrant notes that the Fund does not expect to invest in derivatives as a principal investment strategy. Accordingly, the Registrant respectfully declines to make the requested change.

37.	Comment. Please clarify what is meant by “we will endeavor” in the following disclosure: “Once a security is purchased by any of the Impax Funds, we will endeavor to review that company’s performance on a periodic basis to determine whether it continues to meet the Fund’s sustainability and ESG criteria” (emphasis added). For example, does the Fund have a policy with respect to the periodic review of a company’s performance in order to determine whether it continues to meet the Fund’s sustainability criteria?

Response. The Registrant believes that the referenced disclosure will be sufficiently understood by a reasonable investor. The Registrant also notes that the Adviser’s Sustainability and Stewardship team periodically reviews the ESG profile of each Fund’s holdings to determine whether such holdings continue to meet the Fund’s sustainability and ESG criteria following initial purchase. Further, in response to the Staff’s comment, the Registrant has revised the referenced disclosure, as follows:

“Once a security is purchased by any of the Impax Funds, we will ~~endeavor to~~ review that company’s ~~performance~~ ESG profile on a periodic basis to determine whether it continues to meet the Fund’s sustainability and ESG criteria. If it is determined after the initial purchase by a Fund that a company no longer meets Impax’s sustainability or ESG standards (due to acquisition, merger or other developments), the Adviser will seek to sell the securities of that company from the Fund’s portfolio as soon thereafter as practicable taking into consideration (i) any gain or loss which may be realized from such elimination, (ii) the tax implications of such elimination, (iii) market conditions, including the availability of a purchaser. This requirement may cause a Fund to dispose of a security at a time when it may be disadvantageous to do so.”

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38.	Comment. Please clarify whether the Fund’s ESG criteria are applied both at the time of purchase and following the initial purchase or only at the time of purchase. If the Fund’s ESG criteria applies following initial purchase, will the Fund sell a security that no longer meets its ESG criteria?

Response. Please see the response to Comment 37 above.

39.	Comment. In the prospectus, please consider disclosing how the Fund will consider ESG criteria in proxy voting. If such disclosure will not be included in the prospectus, please explain supplementally why the Registrant believes that such disclosure is not required.

Response. The Registrant respectfully submits that the disclosure in the “Proxy Voting Guidelines” section complies with the requirements in Item 17(f) of Form N-1A regarding disclosure of proxy voting policies and procedures. Accordingly, the Registrant respectfully declines to make the requested change.

STATEMENT OF ADDITIONAL INFORMATION

1.	Comment. With respect to fundamental policy 2(b) regarding concentration in the Investment Restrictions section, please consider revising the reference to “assets” to clarify that it should be “total assets,” pursuant to the instruction to Item 8(2)(b) of Form N-2 with respect to closed-end investment companies, instead of “net assets,” pursuant to instruction 4 to Item 9(b)(1) of Form N-1A with respect to open-end investment companies. The Staff notes that the reference to “net assets” in the instruction to Form N-1A is incorrect and will not object if this clarification is added in a footnote to the fundamental policy or in another appropriate location in the SAI.

Response. The Registrant will revisit the Staff’s suggestion in connection with the next annual update to the registration statement.

2.	Comment. With respect to the fundamental policy regarding concentration in the Investment Restrictions section, please consider adding a reference to “or group of industries” pursuant to Section 8(b)(1)(E) of the 1940 Act and Item 16(c)(1)(iv) of Form N-1A. The Staff will not object if this clarification is added in a footnote to the fundamental policy or in another appropriate location in the SAI.

Response. The Registrant will revisit the Staff’s suggestion in connection with the next annual update to the registration statement.

* * * * *

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We hope that the foregoing responses adequately address the Staff’s comments.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Jimena Acuña Smith
Jimena Acuña Smith

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Appendix A

Fees & Expenses

The tables below describe the fees and expenses that you may pay if you buy, hold, and sell Institutional Class or Investor Class shares of the Global Social Leaders Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (Fees Paid Directly From Your Investment)

	Institutional Class	Investor Class
Maximum sales charge (load) imposed on purchases (as a % of offering price) ....	None	None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of original purchase price or net asset value)	None	None

	Institutional Class	Investor Class
Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment):
Management Fee .................	0.80%	0.80%
Distribution and/or Service (12b-1) Fees	0.00%	0.25%
Other Expenses [1] ..................	8.45%	8.45%
Total Annual Fund Operating Expenses	9.25%	9.50%
Contractual Reimbursements and waivers[2]	(8.27%)	(8.27%)
Net Annual Fund Operating Expenses	0.98%	1.23%

[1]	"Other Expenses" are based on estimated amounts for the first full fiscal year.
[2]	The Global Social Leaders Fund’s investment adviser has contractually agreed to reimburse expenses (other than interest, commissions, taxes, extraordinary expenses and Acquired Fund Fees and Expenses, if any) allocable to Institutional Class and Investor Class shares of the Fund to the extent such expenses exceed 0.98% and 1.23% of the average daily net assets of Institutional Class and Investor Class shares, respectively. This reimbursement arrangement may not be amended or terminated without the approval of the Fund’s Board of Trustees before December 31, 2026.

Example of Expenses

This example is intended to help you compare the cost of investing in Institutional Class or Investor Class shares of the Global Social Leaders Fund with the cost of investing in other mutual funds.

The table assumes that an investor invests $10,000 in Institutional Class or Investor Class shares of the Fund for the time periods indicated and then redeems all of his or her shares at the end of those periods. The table also assumes that the investment has a 5% return each year, that all dividends and distributions are reinvested and that the Fund’s operating expenses remain the same throughout those periods. The amounts shown reflect the contractual reimbursement noted in the Annual Fund Operating Expenses table for the first year. Although an investor’s actual expenses may be higher or lower than those shown in the table, based on these assumptions his or her expenses would be:

	1 year	3 years
Institutional Class	$100	$312
Investor Class	$125	$390

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